Exhibit 99.1

Steben Select Multi-Strategy Fund

Cover Letter to

Offer to Repurchase and Letter of Transmittal

If you do not want to sell your shares at this time, please disregard this notice. This is simply a notification of the Fund’s Repurchase Offer.

December 22, 2016

Dear Steben Select Multi-Strategy Fund Shareholder:

We are writing to inform you that the Steben Select Multi-Strategy Fund (the “Fund”) is offering to purchase up to 25% of its outstanding shares of beneficial interest (“Shares”) pursuant to tenders by shareholders of the Fund at a price equal to the net asset value per Share as of March 31, 2017 or a later date determined by the Fund. If you are not interested in tendering any of your Class A Shares or Class I Shares in the Fund (“Shares”) for repurchase by the Fund at this time, please disregard this notice and take no action.

The tender offer period will begin on December 23, 2016 and end at 12:00 a.m., Eastern Time, on January 24, 2017. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

We anticipate having tender offers each quarter, subject to approval by the Board of Trustees and any unforeseen circumstances.

Should you wish to tender any of your Shares for purchase by the Fund during this tender offer period please complete the enclosed Letter of Transmittal and return it by mail or fax to the Fund’s administrator U.S. Bancorp Fund Services, Attention: Steben Select Multi-Strategy Fund, P.O. Box 701, Milwaukee, WI 53201-0701, Fax: 877.522.1249, as instructed in the Letter of Transmittal. All tenders of Shares must be received by the Fund, either by mail or by fax, in good order no later than January 24, 2017, unless extended.

Please note that the sale of Shares that were issued on or after November 1, 2015 will be subject to an “early withdrawal fee,” which will reduce your proceeds by 2%. In addition, the sale of Shares may also be subject to income and transfer taxes.

No action is required if you do not wish to sell all or any portion of your shares at this time.

If we may be of further assistance, please contact us by calling one of our dedicated account representatives at 800.726.3400, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Eastern time.

Sincerely,

Steben Select Multi-Strategy Fund